Secure Financial Transactions — Any Time, Any Place

August 20, 2009

VIA EDGAR AND FACSIMILE

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-31648

Dear Mr. Dobbie:

We have reviewed your comment letter dated July 23, 2009 regarding our response filed July 14, 2009 concerning your review of the Form 10-K for the year ended December 31, 2008 filed by Euronet Worldwide, Inc. (the “Company”, “Euronet”, “we” or “us”). Our response to your comment follows. For your convenience, we have set forth below the Staff’s comment in bold typeface followed by our response thereto.

Commission Comment 1 relating to Compensation Discussion and Analysis, page 27 of Definitive Proxy Statement on Schedule 14A and Annual Bonus, page 30 of Definitive Proxy Statement on Schedule 14A:

We note your July 14, 2009 response to comment 1 in our letter dated June 30, 2009. We are not persuaded by your arguments not to provide the information in next year’s proxy statement, and we continue to believe that shareholders should be provided with performance target information. Please provide us with proposed revised disclosure that includes the performance targets for 2008 and confirm that the company will disclose similar performance targets in future filings.

4601 College Boulevard, Suite 300 • Leawood, KS 66211 USA

Tel: +1-913-327-4200 • Fax: +1-913-327-1921

Company Response:

The Company continues to believe that the reasons for non-disclosure of performance targets outlined to the Staff in our letter dated July 14, 2009 have merit. Nevertheless, we have provided below proposed revised disclosure that includes the performance targets for compensation awarded to or earned by named executive officers in 2008. We confirm that we will disclose similar performance targets in future filings in accordance with Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Elements of Compensation

Annual Bonus

In determining annual bonuses, the Compensation Committee considers the overall performance of Euronet and individual performance of each executive officer. In measuring individual performance, the Compensation Committee measures the level of responsibility of an executive officer against his base salary and other elements of compensation in order to determine whether overall compensation is sufficient to retain and motivate highly qualified individuals.

The Executive Annual Incentive Plan, which was approved by Stockholders in 2006, covers officers holding the office of Vice President and above. Bonuses to executive officers are closely correlated to Euronet’s financial performance. In March 2008, the Compensation Committee established 2008 incentive targets for Messrs. Brown and Weller that were based on the growth in Cash EPS as compared to 2007. For Messrs. Gumbley, Bianchi and Heinz, 2008 incentive targets consisted of growth in operating unit performance compared to 2007.

For 2008, Messrs. Brown and Weller were entitled to receive annual bonuses based on the achievement of a predetermined threshold, target and maximum Cash EPS growth objectives. Cash EPS growth of 8%, 12% or 16% would result in a payout as a percent of base salary of 50%, 100% or 200%, respectively, for Mr. Brown and 30%, 60% or 120%, respectively, for Mr. Weller. If the threshold growth objectives were not met, Messrs. Brown and Weller were eligible for a portion of the bonuses based on the achievement of personal and strategic goals. The percentage of respective base salary each was eligible to receive was 17.5% for Mr. Brown and 10.5% for Mr. Weller. Growth in Cash EPS for 2008 was less than the predetermined threshold; therefore, Messrs. Brown and Weller were only eligible for the personal and strategic portion of the bonuses and were paid $87,500 and $34,125, respectively, for achieving those goals.

Messrs. Gumbley, Bianchi and Heinz were entitled to receive annual bonuses based on the achievement of a predetermined threshold, target and maximum growth in operating income of their respective operating units. Mr. Gumbley’s annual bonus was based upon predetermined objectives for both the Prepaid Processing Segment and e-pay Australia. Operating income growth for the Prepaid Processing Segment of 12%, 14% or 16% would result in a payout as a percent of base salary of 17%, 33% or 50%, respectively. Operating income growth for e-pay Australia of 1%, 6% or 10% would result in a payout as a percent of base salary of 17%, 33% or 50%, respectively. Growth in operating income for both the Prepaid Processing Segment and e-pay Australia exceeded the maximum objective and, therefore, Mr. Gumbley was paid $248,523. For Mr. Bianchi, operating income growth for the Money Transfer Division of 100%, 115% or 130% would result in a payout as a percent of base salary of 30%, 60% or 120%, respectively. Operating income growth for the Money Transfer Segment exceeded the target objective and, therefore, Mr. Bianchi was paid $270,000. For Mr. Heinz, operating income growth for the Europe, Middle East and Africa (“EMEA”) EFT Processing division of 4%, 21% or 37% would result in a payout as a percent of base salary of 33%, 100% or 200%, respectively. Operating income growth for the EMEA EFT Processing division exceeded the threshold objective and, therefore, Mr. Heinz was paid $172,000.

The following are the proposed revised footnotes to the table of Grants of Plan-Based Awards for 2008 for equity incentive plan awards made to Named Executive Officers during the fiscal year ended December 31, 2008, with changes underlined:

(2)	Award vests on achieving cumulative Cash EPS of $4.14 for the years 2009 through 2011, contingent upon the executive officer’s continued employment on the vesting date.
(6)

The shares under this award will be earned and eligible for time-based vesting if the Prepaid Processing Segment and e-pay Australia achieve pre-determined operating income growth targets for 2008 over 2007, after eliminating the impact of changes in foreign currency exchange rates. Growth of 12% or 14% results in an aggregate 11,500 or 20,000 shares earned, respectively. Of shares earned, 50% vest immediately and 50% vest after one year. If the target is not met, the entire grant is forfeited by Mr. Gumbley. Vesting is also contingent upon Mr. Gumbley’s continued employment on each vesting date.

(7)

The shares under this award will be earned and eligible for time-based vesting if the Prepaid Processing Segment achieves pre-determined operating income growth targets for 2009 compared to 2008, after eliminating the impact of changes in foreign currency exchange rates. Growth of 12%, 14% or 16% results in an aggregate 5,000, 11,500 or 20,000 shares earned, respectively. Of shares earned, 50% vest immediately and 50% vest after one year. If the target is not met, the entire grant is forfeited by Mr. Gumbley. Vesting is also contingent upon Mr. Gumbley’s continued employment on each vesting date.

(8)

The shares under this award will be earned and eligible for time-based vesting if the Prepaid Processing Segment achieves pre-determined operating income growth targets for 2010 compared to 2009, after eliminating the impact of changes in foreign currency exchange rates. Growth of 12%, 14% or 16% results in an aggregate 5,000, 11,500 or 20,000 shares earned, respectively. Of shares earned, 50% vest immediately and 50% vest after one year. If the target is not met, the entire grant is forfeited by Mr. Gumbley. Vesting is also contingent upon Mr. Gumbley’s continued employment on each vesting date.

(9)

The shares under this award will be earned and eligible for time-based vesting if the EMEA EFT Processing division achieves pre-determined operating income growth targets for 2008 compared to 2007, after eliminating the impact of changes in foreign currency exchange rates. Growth of 15%, 20% or 25% results in an aggregate 5,000, 11,500 or 20,000 shares earned, respectively. Of shares earned, 20% vest immediately and 20% vest each of the next four years. If the target is not met, the entire grant is forfeited by Mr. Heinz. Vesting is also contingent upon Mr. Heinz’s continued employment on each vesting date.

(10)

The shares under this award will be earned and eligible for time-based vesting if the EMEA EFT Processing division achieves pre-determined operating income growth targets for 2009 compared to 2008, after eliminating the impact of changes in foreign currency exchange rates. Growth of 15%, 20% or 25% results in an aggregate 5,000, 11,500 or 20,000 shares earned, respectively. Of shares earned, 20% vest immediately and 20% vest each of the next four years. If the target is not met, the entire grant is forfeited by Mr. Heinz. Vesting is also contingent upon Mr. Heinz’s continued employment on each vesting date.

(11)

The shares under this award will be earned and eligible for time-based vesting if the EMEA EFT Processing division achieves pre-determined operating income growth targets for 2010 compared to 2009, after eliminating the impact of changes in foreign currency exchange rates. Growth of 15%, 20% or 25% results in an aggregate 5,000, 11,500 or 20,000 shares earned, respectively. Of shares earned, 20% vest immediately and 20% vest each of the next four years. If the target is not met, the entire grant is forfeited by Mr. Heinz. Vesting is also contingent upon Mr. Heinz’s continued employment on each vesting date.

We believe the proposed revised disclosures above provide the performance target disclosures requested by the Staff and we confirm that we will provide similar disclosures in future filings in accordance with Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The Company also acknowledges that 1) it is responsible for the adequacy and accuracy of the disclosure in its filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (913) 327-4200.

Sincerely,

/s/ Rick L. Weller
Rick L. Weller
Executive Vice President and Chief Financial Officer

cc: William Friar, Senior Financial Analyst

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